UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 333-298599

CADELER PLC

(Translation of registrant’s name into English)

Avocet Court
8 Central Avenue
St. Andrews Business Park
Norwich, Norfolk NR7 0HR
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Cadeler plc: Delivery of shares to accepting shareholders in the voluntary share exchange offer made by Cadeler plc in connection with the redomiciliation of Cadeler from Denmark to the United Kingdom

4 November 2026 – Reference is made to the stock exchange announcement made by Cadeler plc ("Cadeler" or the "Company") on 2 November 2026, regarding the final results of the voluntary offer by Cadeler to all holders of shares in Cadeler A/S, including Cadeler A/S shares represented by American Depositary Shares (each representing four (4) Cadeler A/S shares), to exchange each Cadeler A/S share for one (1) share in Cadeler (the "Offer") in connection with the contemplated redomiciliation of the Cadeler group's parent company from Denmark to the United Kingdom.

Cadeler hereby announces that the 355,404,838 shares issued as consideration to the shareholders of Cadeler A/S (including holders of American Depositary Shares, each representing four (4) shares in Cadeler A/S) who validly accepted the Offer have been delivered in book-entry form through Euronext Securities Oslo (VPS) and the Depository Trust Company (DTC), as applicable. Computershare will dispatch share certificates by mail to holders who elected to receive their Cadeler plc shares in certificated form.

Following settlement, Cadeler has 355,404,839 ordinary shares and 50,000 non-voting preference shares outstanding, all of which have been validly and legally issued and fully paid. Cadeler intends to redeem the preference shares as soon as possible following completion of a capital reduction to be carried out by the Company, pursuant to which the nominal value of each Cadeler share is to be reduced from USD 1.00 to USD 0.01. The capital reduction is expected to be completed in December 2026.

Trading in the shares of Cadeler plc on the Oslo Stock Exchange and on the New York Stock Exchange is expected to commence on 5 November 2026 under the ticker code "CDLR".

Any questions regarding the delivery of the Cadeler shares may be directed to DNB Carnegie, part of DNB Bank ASA (tel. +47 91 50 48 00 / e-mail: retail@dnb.no) or Computershare Inc. (tel. 1-866-644-4127 (US or Canada); 1-781-575-2906 (International) / e-mail: web.queries@computershare.com).

Contact information

For further information, please contact:

Cadeler Press Office: press@cadeler.com

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler

Cadeler plc (Cadeler) is a pure-play offshore wind installation partner and a global leader in offshore wind turbine transport and installation. The company owns and operates the industry's largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is expected to be listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CDLR) on 5 November 2026. For more information, please visit www.cadeler.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cadeler plc

By:	/s/ Alexander Simmonds
	Name:	Alexander Simmonds
	Title:	Corporate Secretary

Date: November 4, 2026